April 15, 2011

John Reynolds

Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Molson Coors Brewing Company
Form 10-K for the Fiscal Year Ended December 25, 2010
Filed February 22, 2011
File No. 001-14829

Dear Mr. Reynolds

This letter is in response to the comment of the Securities and Exchange Commission (the “Commission”) provided in your letter dated April 6, 2011. In responding to the Commission’s comment, Molson Coors Brewing Company (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review, the Company has included in this letter the caption and numbered comment from your letter and the Company’s response immediately follows.

1225 — 17th Street, Suite 3200, Denver, CO 80202, 303.927.2337

Form 10-K for the year ended December 25, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Executive Summary, page 27

2010 Key Financial Highlights, page 27

1.             We note on page 30 the total tax effects on special and other non-core items of $13.4 million, $(23.0 million), and $(30.6) million to arrive at non-GAAP underlying income attributable to MCBC from continuing operations, net of tax for the fiscal years ended December 25, 2010, December 26, 2009, and December 28, 2008, respectively.  With a view towards disclosure in future filings, please explain to us how you determine the income tax effects on special and other non-core items and tell us the amount of the tax recorded for each adjustment to arrive at the total tax effect for each fiscal year.  Refer to Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of the rules and regulations on the use of non-GAAP financial measures for additional guidance.

Response:

We have reviewed your comment and the guidance contained in Question 102.11 of the Compliance and Disclosure Interpretations related to the use non-GAAP Financial Measures.  In preparing our 2010 Form 10-K, we utilized the alternate method, permitted in the response to Question 102.11, of presenting the tax effect in one line in the reconciliation.  As a result, we believe that the guidance set forth in the response to Question 102.11 is adequately addressed in our current disclosure.  However, in future filings, in response to the Staff’s comment, we plan to expand our disclosure regarding how the tax effect is calculated, commencing with our filing of our Form 10-Q for the first quarter of 2011 by providing the following footnote to the table:

The effect of taxes on the adjustments used to arrive at underlying income attributable to MCBC from continuing operations, a non-GAAP measure, is calculated based on the statutory tax rate applicable to the item being adjusted for the jurisdiction from which adjustment arises.

Furthermore, in response to the Staff’s comment, see below for the amount of tax recorded for each adjustment to arrive at the total tax effect for each fiscal year disclosed in our Form 10-K for the year ended December 25, 2010.

	For the Years Ended
	December 25,	December 26,	December 28,
	2010	2009	2008
	(In millions)

Tax effect on specials and other non-core items
Special items	(6.9)	(6.6)	(36.6)
42% of MillerCoors specials	(4.9)	(7.9)	(16.4)
MillerCoors accounting elections	—	2.8	10.4
Gain on sale of non-core real estate	0.2	—	—
Changes to environmental litigation provisions	0.1	(0.5)	(1.7)
Foster's total return swap	17.5	0.3	(1.7)
Gain related to sale of Montreal Canadiens	—	14.6	—
Basis amortization related to the Sparks brand impairment	—	—	10.2
Debt extinguishment costs	—	—	(4.7)
Tax-only non-core items	7.4	(25.7)	9.9
Tax effect on specials and other non-core items	13.4	(23.0)	(30.6)

Results of Operations, page 33

United States Segment, page 36

2.             We note on page 38 the MillerCoors special items of $30.3 million, $49.4 million, and $219.9 million to arrive at non-GAAP underlying net income attributable to MillerCoors for the fiscal years ended December 25, 2010, December 26, 2009, and pro forma December 28, 2008, respectively.  It appears to us that you add pre-tax MillerCoors special items to net income attributable to MillerCoors, an after-tax GAAP measure, to arrive at non-GAAP underlying net income attributable to MillerCoors.  Please confirm our understanding and, if so, tell us why you not tax effect the MillerCoors special items in this non-GAAP reconciliation.

Response:

MillerCoors, a joint venture, does not pay federal income tax and does not pay state income tax in most states. As such, their effective tax rate is minimal (i.e. approximately 1%) as would be the impact of adding after-tax MillerCoors special items to net income attributable to MillerCoors, rather than pre-tax MillerCoors special items.  However, for consistency, in future filings commencing with our filing of our Form 10-Q for the first quarter of 2011, if such adjustments exist we will make the necessary adjustment for any tax effect.

Item 15, Exhibits and Financial Statement Schedules

3.             We note that you have not included all the attachments, exhibits, or schedules to Exhibits 10.7.1, 10.21.1, 10.21.3, 10.21.4, and 10.25.  Please confirm that you will file a complete copy of these exhibits with your next Exchange Act periodic report.

Response:

We will file a copy of all attachments, exhibits, or schedules to Exhibit 10.7.1. with our Form 10-Q for the first quarter of 2011. Exhibits 10.21.1, 10.21.3, 10.21.4 and 10.25, although filed under 601(b)(10), are agreements covered by 601(b)(2) and/or are collateral to such agreements and therefore consistent with the second sentence of 601(b)(2) and with widespread practice among registrants with respect to agreements of this nature, the exhibits and schedules were not filed. Moreover, the information contained in the attachments, exhibits, and schedules is not necessary to an understanding of the agreements, and consists primarily of lists of properties, lists of patents and trademarks, timelines, and directors.

Please let us know if you have any further questions once you have had the opportunity to review our response. The Company and its representatives can be available for further discussion, if necessary, at any time convenient to you. Please direct all inquiries to the undersigned at 303-927-2431.

Respectfully,

/s/ William G. Waters

William G. Waters
Vice President and Controller (Chief Accounting Officer)